Exhibit 99.3

YS BIOPHARMA CO., LTD.

An exempted company with limited liability incorporated in the Cayman Islands

(Nasdaq: YS)

FORM OF PROXY FOR EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
To Be Held on February 22, 2024
(or any adjournment(s) or postponement(s) thereof)

Introduction

This form of proxy (the “Form of Proxy”) is furnished in connection with the solicitation by the board of directors (the “Board”) of YS Biopharma Co., Ltd.(the “Company”) of proxies from the shareholders the Company to be exercised at the Extraordinary General Meeting (the “EGM”) of the shareholders of the Company to be held at 35th Floor, Two Exchange Square, 8 Connaught Place Central, Hong Kong on February 22, 2024 at 9:00 a.m. (Hong Kong time), and at any adjournment(s) or postponement(s) thereof, for the purposes set forth in the accompanying Notice of Extraordinary General Meeting of Shareholders (the “EGM Notice”).

Only the holders of record of the ordinary shares, par value US$0.00002 per share, of the Company (“Ordinary Shares”) on the Company’s register of members as of 5:00 p.m. on February 16, 2024, Hong Kong time (the “Record Date”) are entitled to receive notice of, attend and vote at the EGM. In respect of the matters requiring shareholders’ vote at the EGM, each Ordinary Share shall entitle the holder thereof to one vote. The resolution put to the vote at the EGM will be decided by poll.

The quorum of the EGM is at least one or more holders of Ordinary Shares which carry in aggregate not less than one-third of all votes attaching to all Ordinary Shares in issue and entitled to vote at the EGM, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative throughout the EGM.

This Form of Proxy is available to shareholders beginning on February 14, 2024. A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the EGM is entitled to appoint one or more proxies to attend and vote in his/her stead. The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the EGM as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his/her discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the chairman of the EGM acts as proxy and is entitled to exercise his discretion, he is likely to vote the shares FOR the resolutions. As to any other business that may properly come before the EGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the EGM. However, if any other matter properly comes before the EGM, or any adjourned or postponed meeting thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein.

Any proxy given by a holder of Ordinary Shares may be revoked by the person giving it at any time before its use by:

•	holders of Ordinary Shares registered on the Company’s register of members as of the Record Date by executing and delivering a written notice of revocation or a duly executed proxy bearing a later date by email to YSBiopharma.IR@icrinc.com, which should be received by 9:00 a.m. on February 20, 2024 (Hong Kong time); and

•	attending the EGM and voting in person for holders of Ordinary Shares registered on the Company’s register of members. Attendance at the EGM in and of itself does not revoke a prior proxy.

To be valid, this Form of Proxy must be completed, signed and returned to the Company by email to YSBiopharma.IR@icrinc.com as soon as possible so that it is received by the Company no later than 48 hours before the time of the EGM.

YS BIOPHARMA CO., LTD.
An exempted company with limited liability incorporated in the Cayman Islands

(Nasdaq: YS)

FORM OF PROXY FOR EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
to be held at 35th Floor, Two Exchange Square, 8 Connaught Place Central, Hong Kong on February 22, 2024 at 9:00 a.m. (Hong Kong time)
(or any adjournment(s) or postponement(s) thereof)

I/We                                  of                                                                                                                                , the undersigned, being the registered holder(s) of                             ), par value US$0.00002 per share, of YS Biopharma Co., Ltd. (the “Company”) hereby appoint the Chairman of the Extraordinary General Meeting(Note 1) or                                   of                                                       as my/our proxy to attend and act for me/us at the Extraordinary General Meeting (the “EGM”) (or at any adjournment(s) or postponement(s) thereof), and in the event of a poll voting, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit.

FOR(Note 2)	AGAINST(Note 2)	ABSTAIN(Note 2)

RESOLUTION 1 - AS AN ORDINARY RESOLUTION

That the appointment of each of Haitao Zhao, Henry Chen, Pierson Yue Pan, Yuntao Cui, Jin Wang, Chunyuan (Brenda) Wu as a director of the Company is hereby reaffirmed, ratified and confirmed in all respects.

RESOLUTION 2 - AS AN ORDINARY RESOLUTION

That the Company is hereby authorized and directed to conduct an independent investigation of any alleged misconduct and/or illegal activities of the Company caused by or under the control of Mr. Yi Zhang, the former chairperson of the Company’s Board of Directors.

RESOLUTION 3 - AS AN ORDINARY RESOLUTION

That the Company is hereby authorized and directed to take immediate actions to strengthen the Company’s corporate governance and internal control and management as advised by counsel and other professionals.

RESOLUTION 4 - AS AN ORDINARY RESOLUTION

That the Company is hereby authorized and directed to remove Mr. Yi Zhang from all positions with the Company and an=y subsidiaries of the Company, including without limitation as director, officer and/or legal representative.

Dated	,	2024	Signature(s)(Note 3)

[1]	If any proxy other than the Chairman is preferred, strike out the words “THE CHAIRMAN OF THE EXTRAORDINARY GENERAL MEETING” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his/her stead. ANY ALTERATION MADE TO THIS PROXY FORM MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.

[2]	IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “FOR.” IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “AGAINST.” IF YOU WISH TO ABSTAIN FROM VOTING ON A PARTICULAR RESOLUTION, TICK THE APPROPRIATE BOX MARKED “ABSTAIN,” OR INDICATE YOUR VOTING PREFERENCE BY INSERTING THE NUMBER OF SHARES TO BE VOTED FOR OR AGAINST OR TO ABSTAIN, THE BOXES ABOVE IN RESPECT OF EACH RESOLUTION. FAILURE TO COMPLETE ANY OR ALL THE BOXES WILL ENTITLE YOUR PROXY TO CAST HIS OR HER VOTES AT HIS OR HER DISCRETION.

[3]	This proxy form must be signed by you or your duly authorized attorney in writing or, in the case of a corporation, must be executed under the hand of an officer or duly authorized attorney to sign the same. If you have appointed more than one proxy, please specify in the voting boxes above the number of shares in respect of which each proxy is entitled to exercise the related votes. If you do not complete this information, the first person listed above shall be entitled to exercise all the votes in relation to the relevant resolution. If you have appointed more than one proxy, the first person listed above shall be entitled to vote on a show of hands.